UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

Commission File Number: 001-34578

FUNTALK CHINA HOLDINGS LIMITED

21/F, Block D The Place Tower
No. 9 Guanghua Road, Chaoyang District
Beijing, China 100020
Tel: +86-10-5709-1100
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

Incorporation by Reference

This Form 6-K, including Exhibit 99.1 hereto, is being incorporated by reference into the registrant’s Post-Effective Amendment to Form S-4 on Form F-3 Registration Statement (File No. 333-153492).

Fiscal 2011 Second Quarter Financial Results

Funtalk China Holdings Limited (the “Company” or “Funtalk China”) reported its unaudited financial results for the second fiscal quarter ended September 30, 2010 (“2Q FY2011”).

The Company reported consolidated net revenue of $260.4 million for 2Q FY2011, representing a 25.4% increase from the second fiscal quarter of 2010 (“2Q FY2010”).  The Company currently generates revenues from two business segments, retail and wholesale distribution of mobile phones and related services and accessories.

Retail revenue for 2Q FY2011 was $140.8 million, representing a 41.8% increase from 2Q FY2010. This growth in the retail segment was primarily driven by the increase in the number of retail subsidiaries, with a total of ten retail subsidiaries covering 662 locations in 2Q FY2011 compared to six retail subsidiaries covering 198 locations in 2Q FY2010. Newly acquired subsidiaries contributed approximately $50.2 million to the Company’s retail segment revenue in 2Q FY2011.

Wholesale distribution revenue for 2Q FY2011 was $119.6 million, representing a 10.3% increase from 2Q FY2010.  The increased wholesale distribution revenue was primarily attributable to a 46.8% increase in the total volume of mobile phones sold, partially offset by a 28.2% decrease in average selling prices of mobile phones, primarily due to a higher mix of lower-end priced handsets.

In 2Q FY2011, retail sales volume of 3G products accounted for 23.1% of the Company’s total units sold in its retail sale business, compared to 22.3% in the three months ended June 30, 2010.  In 2Q FY2011, wholesale distribution of 3G products accounted for 30.2% of the Company’s total units sold in its wholesale distribution business, compared to 10.4% in the three months ended June 30, 2010.

Gross profit for 2Q FY2011 increased 61.2% to $45.1 million, or 17.3% of total revenue, compared to $28.0 million, or 13.5% of total revenue, in 2Q FY2010.  Gross margins for the wholesale distribution segment and retail segment were 14.2% and 20.0%, respectively, for 2Q FY2011, compared to 13.5% and 13.4%, respectively, for 2Q FY2010.  The increase in overall consolidated gross margins was primarily driven by the revenue generated from the sales of wireless operators’ related products and services.

Selling and distribution expenses were $16.4 million for 2Q FY2011 compared to $11.0 million in 2Q FY2010. The increase was primarily due to the increase in rental expenses resulting from the acquisitions of Shanghai Lezhiyu Telecommunications Equipment Co., Ltd. and Beijing Funtalk Golden Feon Telecommunications Equipment Co., Ltd. (“Beijing Golden Feon”) and the expansion of the Company’s direct sales force for the retail segment in 2Q FY2011. General and administrative expenses were $9.9 million for 2Q FY2011, representing a 96.0% increase from $5.0 million in 2Q FY2010. The increase was primarily due to an increased headcount and an increase in bank service charges associated with the expansion of the Company’s operations.

Income from operations increased by 72.6% to $21.3 million in 2Q FY2011 from $12.4 million in 2Q FY2010. Correspondingly, operating income margin, calculated based on income from operations as a percentage of net revenues, increased to 8.2% in 2Q FY2011 from 6.0% in 2Q FY2010.

Income tax expense was $4.8 million for 2Q FY2011 compared to a $2.9 million tax expense for 2Q FY2010. The effective tax rate was 32.0% for 2Q FY2011 compared to 31.3% in 2Q FY2010, as certain expenses were not tax deductible in 2Q FY2011.

Net income attributable to the Company was $9.8 million, or 3.8% of total revenue, for 2Q FY2011, representing a 113.7% increase from $4.6 million, or 2.2% of total revenue for 2Q FY2010. 2Q FY2011 diluted earnings per share (“EPS”) was $0.18 based on a diluted share count of 53.0 million shares compared to 2Q FY2010 diluted EPS of $0.09 based on a diluted share count of 51.1 million shares.

As of September 30, 2010, the Company’s cash balance (including pledged deposits) was $54.8 million.  The Company’s accounts receivable was $82.3 million, representing an increase of 2.3% from the accounts receivable balance of $80.5 million as of March 31, 2010.  The accounts receivable (including notes receivable) turnover days for 2Q FY2011 was 25.3 days compared to 30.8 days in 2Q FY2010.

Recent Development Initiatives

In July 2010, the Company's principal shareholders, Arch Digital Holdings Limited and Capital Ally Investments Limited, waived their rights to receive up to an additional 23,000,000 earn-out shares in order to minimize potential dilution to Funtalk China's other existing shareholders.

In August 2010, the Company acquired 100% of the outstanding equity interests of Beijing Golden Feon from an unaffiliated third party.  The consideration for this acquisition was RMB95.0 million (approximately $13.9 million) plus the net asset value of RMB6.76 million (approximately $1.0 million).

Effective September 27, 2010, the Company's Series A Units (OTC Bulletin Board: FTLZF) and Series B Units (OTC Bulletin Board: FTLHF) were separated on a mandatory basis into their component instruments.  As a result, beginning September 27, 2010, the Series A Units and Series B Units will cease trading and Unit holders' accounts, in lieu of the Units, will reflect ownership of the Ordinary Shares and Warrants.

On October 11, 2010, the Company entered into a warrant exchange agreement with each of Capital Ally Investments Limited ("Capital Ally") and ARCH Digital Holdings Limited ("Arch") , pursuant to which each of Capital Ally and Arch exchanged 113,062 of the Company's Class A warrants and 1,700,000 of the Company's Class B redeemable warrants, which represent all of the Class A warrants and Class B redeemable warrants that each Capital Ally and Arch held as of October 11, 2010, for 729,157 of the Company's ordinary shares (an aggregate of 1,458,314 ordinary shares).  No other consideration was paid for the exchange and no third parties were paid any fees in connection with the exchange.

On October 29, 2010, the Company completed a public offering of 7,000,000 ordinary shares and received proceeds before expenses of approximately $46.6 million.

In November 2010, the underwriters of the public offering exercised their over-allotment option to purchase an additional 373,300 ordinary shares.

Financial Information

The unaudited condensed consolidated statements of income and balance sheets included herein have been prepared by management using U.S. GAAP.  This financial information is not intended to fully comply with U.S. GAAP because they do not present all of the disclosures required by U.S. GAAP.  The March 31, 2010 balance sheet was derived from audited consolidated financial statements of Pypo Digital Company Limited, the Company's predecessor.

Safe Harbor and Informational Statement

Certain statements in this Current Report on Form 6-K may contain forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the parties as a result of a number of factors, some of which may be beyond the Company's control. These factors include the risk factors detailed in the Company's filings with the Securities and Exchange Commission. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations, dividends or investments made by the Company or other parties. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

(Financial Statements on Following Pages)

FUNTALK CHINA HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended		Six Months Ended
	Sep. 30, 2010	Sep. 30, 2009	Sep. 30, 2010	Sep. 30, 2009

Net revenues	$260,406	$207,721	$513,447	$405,451
Cost of revenues	-215,315	-179,751	-431,631	-353,074

Gross profit	45,091	27,970	81,816	52,377
Operating expenses:
Other operating income	2,546	437	5,125	1,153
Selling and distribution expenses	-16,428	-11,015	-30,332	-21,117
General and administrative expenses	-9,854	-5,028	-18,841	-8,846
Impairment loss on goodwill	-18	—	-18	—
Total operating expenses	-23,754	-15,606	-44,066	-28,810

Income from operations	21,337	12,364	37,750	23,567
Others, net	-1,932	-1,117	-189	-2,004
Interest income	61	101	106	132
Interest expense	-4,603	-2,159	-8,298	-4,119

Income before income tax, equity in loss of affiliated companies and non-controlling interests
	14,863	9,189	29,369	17,576
Income tax expense	-4,758	-2,874	-9,016	-5,744
Equity in loss of affiliated companies	—	-3	—	—

Net income	10,105	6,312	20,353	11,832
Net income attributable to non-controlling interests	-334	-1,739	-1,025	-3,156

Net income attributable to the Company	$9,771	$4,573	$19,328	$8,676

Basic net income per share	$0.19	$0.09	$0.39	$0.19

Diluted net income per share	$0.18	$0.09	$0.37	$0.18

Number of shares used in computing basic net income	50,637,855	48,598,314	50,050,616	46,808,989

Number of shares used in computing diluted net income	53,016,886	51,140,606	51,949,192	48,084,896

FUNTALK CHINA HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

	As of Sep. 30, 2010	As of Mar. 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	$31,445	$26,616
Restricted bank deposits	23,370	8,860
Accounts receivable (less allowance for doubtful accounts of $587 for September 30, 2010 and $632 for March 31, 2010	82,291	80,457
Inventories	116,402	104,800
Notes receivable	2,647	5,125
Value added tax receivable	9,610	7,588
Receivable from a vendor	21,809	23,908
Other receivable	46,204	33,102
Amount due from a related company	13,270	—
Prepayment and other assets	29,767	23,388
Deferred tax assets	3,322	3,743

Total current assets	380,137	317,587

Non-current assets:
Property and equipment, net	23,540	20,468
Intangible assets	23,220	20,761
Goodwill	122,053	70,035
Deposits paid for acquiring new entities	14,133	29,480
Long term receivable	2,297	—
Other assets	3,626	2,869

Total non-current assets	188,869	143,613

TOTAL ASSETS	$569,006	$461,200

FUNTALK CHINA HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

	As of Sep. 30, 2010	As of Mar. 31, 2010
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:

Accounts payable (including trade payable of the consolidated VIEs without recourse to Funtalk China Group of $65,244 and $36,589 as of September 30, 2010 and March 31, 2010, respectively)	$89,922	$93,345
Notes payable (including notes payable of the consolidated VIEs without recourse to Funtalk China Group of $8,823 and $13,140 as of September 30, 2010 and March 31, 2010, respectively)	62,909	23,394
Provision for rebates and price protections	6,735	8,168
Advance payments from customers (including advance payment from customers of the consolidated VIEs without recourse to Funtalk China Group of $560 and $1,121 as of September 30, 2010 and March 31, 2010, respectively)	4,896	2,789
Other payables and accruals (including other payables and accruals of the consolidated VIEs without recourse to Funtalk China Group of $15,551 and $8,075 as of September 30, 2010 and March 31, 2010 respectively)	25,410	28,139
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to Funtalk China Group of $5,364 and $4,423 as of September 30, 2010 and March 31, 2010, respectively)	7,938	10,798
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Funtalk China Group of nil and $11,719 as of September 30, 2010 and March 31, 2010, respectively)	13,305	11,719
Short term borrowings (including short term borrowings of the consolidated VIEs without recourse to Funtalk China Group of $14,994 and $8,057 as of September 30, 2010 and March 31, 2010, respectively)	149,107	97,860

Total current liabilities	360,222	276,212

Non current liability
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to Funtalk China Group of $1,436 and $830 as of September 30, 2010 and March 31, 2010, respectively)	6,055	4,296

Total non-current liability	6,055	4,296

Total liabilities	366,277	280,508

Total shareholders’ equity	195,401	170,550

Non-controlling interests	7,328	10,142

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$569,006	$461,200

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Funtalk China Holdings Limited

By:	/s/ Dongping Fei
Name:	Dongping Fei
Title:	Chief Executive Officer

Date: December 2, 2010